Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: UB Bancorp

Date: June 28, 2022

This filing relates to the proposed merger of UB Bancorp with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 31, 2022

"FNB AND UNION BANK SHARE A COMMITMENT TO OUR CLIENTS AND COMMUNITIES. WITH OUR COMBINED PRESENCE, RESOURCES AND EXPERTISE, WE ARE PROUD TO PROVIDE YOU WITH EXPANDED, INNOVATIVE CAPABILITIES AND PERSONALIZED SERVICE YOU CAN TRUST."

Vincent J. Delie, Jr.
Chairman, President and Chief Executive Officer
F.N.B. Corporation
First National Bank

"FNB HAS A REPUTATION AS A PREMIER FINANCIAL INSTITUTION. OUR PARTNERSHIP CREATES AN EXCITING OPPORTUNITY FOR UNION BANK AND FNB TO DEEPEN THE POSITIVE IMPACT WE HAVE FOR OUR CUSTOMERS AND THE COMMUNITIES WE SERVE."

Vincent R. Jones
President and Chief Executive Officer
UB Bancorp
Union Bank

FOR MORE INFORMATION ABOUT OUR COMPANIES, VISIT OUR WEBSITES:

www.fnb-online.com
or call 800.555.5455

www.unionbanknc.com
or call 866.638.0552

This communication is being made in respect of the proposed merger transaction between FNB and UB Bancorp. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB's shares that will be issued to UB Bancorp's stockholders in connection with the merger. The registration statement will include a proxy statement of UB Bancorp and a prospectus of FNB as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus, other relevant materials (when they become available) and any other documents FNB has filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317. The proxy statement/prospectus, when it becomes available, may also be obtained free of charge from F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317, or UB Bancorp, 1011 Red Banks Road, Greenville, NC 27858, telephone: (866) 638-0552.

FNB and UB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from UB Bancorp's stockholders in connection with the proposed merger. Information regarding FNB's directors and executive officers is contained in FNB's Proxy Statement on Schedule 14A, dated March 25, 2022, as amended, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Member FDIC

First National Bank

UnionBank

GROWING STRONGER TO SERVE YOU BETTER

On June 1, 2022, UB Bancorp, the holding company and parent of Union Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank.

Upon completion of the merger, the Union Bank name will change to First National Bank, but the friendly, knowledgeable service you have come to expect will remain.

While it is still very early in the merger process, we want to help you get to know more about First National Bank.

First National Bank

ABOUT FIRST NATIONAL BANK

Established in 1864 in Western Pennsylvania, First National Bank (FNB) has always been guided by a passion for helping their customers and communities thrive. Today, that commitment extends across seven states and Washington, D.C. FNB has grown into one of the 50 largest bank holding companies in the U.S.[1] and provides customers with a comprehensive range of products and services such as:

- Consumer Banking
- Commercial Banking
- Wealth Management
- Insurance

Combined, FNB and Union Bank will have the eighth largest deposit market share in North Carolina.[2]

What we become together

- APPROXIMATELY $43 BILLION ASSETS
- MORE THAN 340 BRANCHES
- MORE THAN 900 ATMs
- APPROXIMATELY $35 BILLION DEPOSITS
- MORE THAN 4,000 EMPLOYEES

Proforma on a combined basis

A LEADER IN INNOVATION

FNB's full suite of online and mobile banking technology will enable you to bank anywhere, anytime. In addition to a feature-rich mobile banking app, FNB Online Banking and Bill Pay, and a growing network of Smart ATMs, you easily can access financial education and shop for products and services using eStore™, FNB's unique digital banking experience.

A NEIGHBOR YOU CAN TRUST

Decisions at FNB are made by their experienced local leadership team. You will continue to interact with supportive professionals who have a real understanding of your unique financial needs.

The neighborhoods where you live and work will benefit, too, from FNB's commitment to improving its communities through monetary support, employee volunteerism and civic engagement. Through your banking relationship and as a member of our community, FNB is invested in doing what's right.

WHAT TO EXPECT

We will work together with FNB to ensure a seamless transition for our customers. We know that you may have questions, and both banks are committed to providing up-to-date information as it becomes available in the coming months.

As the merger date approaches, you will receive a comprehensive Welcome Guide that will detail First National Bank product offerings and specific account instructions. Until then, if you have any questions regarding your accounts, please continue to contact your local Union Bank office.



PA
OH
MD
D.C.
WV
VA
NC
SC

[1] By total assets. [2] Excluding PacWest Bancorp